SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Share Capital Reduction from Euro 1,467,513,45 to Euro 395,099,775

Lisbon, Portugal, 30 June 2006 – Portugal Telecom, SGPS, S.A., for the purposes of CMVM Regulation no 4/2004, hereby transcribes the notice received from the Commercial Court of Lisbon (“Tribunal do Comércio de Lisboa”) in the process of share capital reduction resolved at the General Meeting of Shareholders held on 21 April 2006:

“It is hereby announced that it was filed before the 1st Judicial Commercial Court of Lisbon, the process for a Court Authorisation for Share Capital Reduction, with the number 637/06.4TYLSB, which has been delivered to the Court and distributed on 8 June 2006, in which Portugal Telecom, SGPS, S.A., a listed company, with registered office at Avenida Fontes Pereira de Melo, number 40, Lisbon, registered with Lisbon Commercial Registry and corporation number 503215058, with a share capital of Euro 1,467,513,450, is the petitioner.

It is also hereby announced that, pursuant to article 167º of the Companies Code, at the general meeting of shareholders of the petitioner, held on 21 April 2006, it was resolved that the share capital in the amount of Euro 1,467,513,450 shall be reduced to the amount of Euro 395,099,775, for the release of excess capital in the amount of Euro 1,072,413,675, being the Chairman of the Board of Directors empowered to proceed with all the acts and formalities necessary for the referred purpose, namely to, solely, execute the public deed of share capital reduction.

All dissident shareholders and creditors are hereby notified to within the period of 30 days as from the date of the publication of the announcement in the internet site www.mj.gov.pt/publicacoes and in the local newspaper, effect their opposition to the reduction – article 1487º of the Civil Action Code (“Código do Processo Civil”).”

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.